Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company

Material Fact

In compliance with the provisions of Article 157, Paragraph 4, of Law No. 6,404/76 and the Brazilian Exchange Commission (CVM) Instruction No. 358/02, Itaú Unibanco Holding S.A. (“Itaú Unibanco”) informs its shareholders and the market in general that, as of this date, it has revisited its projections for 2016. These projections are based on managerial information disclosed in the Management Discussion and Analysis (MD&A), which include the effects of consolidation of Itaú CorpBanca and the use of Pro Forma financial information for 2015 and for the first quarter of 2016, as follows:

	Consolidated		Brazil[1]
	Previous	Revised	Previous	Revised
Total Credit Portfolio[2]	From -0.5% to 4.5%	From -10.5% to -5.5%	From -1.0% to 3.0%	From -11.0% to -6.0%

Financial Margin with Clients	From 2.0% to 5.0%	From -2.5% to 0.5%	From 1.0% to 4.0%	From -1.0% to 2.0%

Provision for Loan Losses Net of Recovery of Loans	Between R$22.0 bn and R$25.0 bn	Between R$23.0 bn and R$26.0 bn	Between R$21.0 bn and R$24.0 bn	Maintained

Commissions and Fees and Result from Insurance Operations[3]	From 6.0% to 9.0%	From 4.0% to 7.0%	From 4.5% to 7.5%	Maintained

Non-Interest Expenses	From 5.0% to 7.5%	From 2.0% to 5.0%	From 4.0% to 6.5%	From 2.5% to 5.5%

(1) Includes foreign units, excluding Latin America;

(2) Includes endorsements, sureties, and private securities;

(3) Commissions and Fees (+) Result from Insurance, Pension Plan, and Premium Bonds Operations (-) Claim Expenses (-) Selling expenses on insurance, pension plan and premium bonds.

As of this date, the revised projections was also disclosed in the Reference Form of Itaú Unibanco.

Information on business trends, and operational and financial projections and targets are to be construed as mere estimates, based on Management’s expectations concerning the future of Itaú Unibanco. These expectations are highly dependent on market conditions, the general economy performance of Brazil, our business sector and international markets. Therefore, our actual results and performance might differ materially from those estimated in this forward-looking information.

São Paulo (SP), August 2, 2016.

MARCELO KOPEL

Investor Relations Officer